SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)

                                      Suez
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, nominal value Eur 2 each
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   864686100*
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
 -------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d - 1(b)
[ ]  Rule 13d - 1(c)
[X]  Rule 13d - 1(d)


* This CUSIP relates to American Depositary Shares, each of which represent one ordinary share


          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

          The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

----------------------                                        ------------------
CUSIP No. 864686100                  13G                      Page 2 of 5 Pages
----------------------                                        ------------------


     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Credit Agricole S.A.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|X|
     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             France

                           5      SOLE VOTING POWER
                                  shares: 23,607,416
  NUMBER OF                       voting rights: 44,967,931
   SHARES
BENEFICIALLY               6      SHARED VOTING POWER
  OWNED BY                        shares: 27,469,844
    EACH                          voting rights: 36,954,429
  REPORTING
 PERSON WITH               7      SOLE DISPOSITIVE POWER
                                  shares: 23,607,416
                                  voting rights: 44,967,931

                           8      SHARED DISPOSITIVE POWER
                                  shares: 27,469,844
                                  voting rights: 36,954,429

    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             shares: 51,077,260
             voting rights: 81,922,360

   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

             N/A

   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             shares: 5.1%(1)
             voting rights: 7.2%(2)

   12        TYPE OF REPORTING PERSON*

             CO

--------------------

1 Calculated on the basis of 1,007,679,806 Ordinary Shares, which, based on publicly available information, was the number of Ordinary Shares outstanding as of January 7, 2004.

2 Calculated on the basis of 1,130,775,146 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of April 26, 2003.

----------------------                                        ------------------
CUSIP No. 864686100                  13G                      Page 3 of 5 Pages
----------------------                                        ------------------


Item 1(a).   Name of Issuer:

             Suez

Item 1(b).   Address of Issuer's Principal Executive Offices:

             16, rue de la Ville l'Eveque, 75008 Paris, France

Item 2(a)    Name of Person Filing:

             Credit Agricole S.A.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             91-93 Bd. Pasteur, 75015 Paris, France

Item 2(c)    Citizenship:

             France

Item 2(d)    Title of Class of Securities:

             Ordinary Shares, Eur 2 nominal value each

Item 2(e)    CUSIP Number:

             864686100 (CUSIP for American Depositary Shares, each represents one Ordinary Share of the class)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

             (a) Amount beneficially owned: 51,077,260 shares representing
                 82,922,360 voting rights

             (b) Percent of class: 5.1%(3) of the shares and 7.2%(4) of the voting rights

             (c) Number of shares as to which the person has:

                   (i) Sole power to vote or direct the vote:
                        23,607,416 shares
                  (ii) Shared power to vote or direct the vote:
                       27,469,844 shares
                 (iii) Sole power to dispose or to
                       direct the disposition of: 23,607,416 shares
                  (iv) Shared power to dispose or to direct the disposition
                       of: 27,469,844 shares
-----------------

3 Calculated on the basis of 1,007,679,806 Ordinary Shares, which, based on publicly available information, was the number of Ordinary Shares outstanding as of January 7, 2004.

4 Calculated on the basis of 1,130,775,146 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of April 26, 2003.

----------------------                                        ------------------
CUSIP No. 864686100                  13G                      Page 4 of 5 Pages
----------------------                                        ------------------


Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable


Item 8.      Identification and Classification of Members of the Group.

             Not Applicable


Item 9.      Notice of Dissolution of Group.

             Not Applicable


Item 10.     Certifications

             Not Applicable

----------------------                                        ------------------
CUSIP No. 864686100                  13G                      Page 5 of 5 Pages
----------------------                                        ------------------


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 17, 2004


                                      /s/ Eric Vandamme
                                      -----------------------------------------
                                      By:    Eric Vandamme
                                      Title: Head of Subsidiary and Investments
                                             of Credit Agricole S.A